Item 77I 	Deutsche Intermediate Tax/AMT
Free Fund (a series of Deutsche Tax
Free Trust)

The Class B shares of Deutsche Intermediate
Tax/AMT Free Fund were converted to Class A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, the Fund's
"Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.